EXHIBIT 99.1

Dunxin Financial Holdings Limited Reports Financial Results for the First Six Months of 2021

WUHAN, HUBEI, China—August 27, 2021—Dunxin Financial Holdings Limited (“Dunxin” or the “Company”) (NYSE American: DXF), a licensed microfinance lender servicing individuals and small and medium enterprises (“SMEs”) in Hubei Province, China, today announced its unaudited financial results for the first six months of 2021. The unaudited consolidated financial statements and other financial information included in this press release have been stated in Renminbi (“RMB”) unless otherwise indicated.

First Six Months 2021 Highlights

•	Total outstanding principal balance of loans dropped to RMB754.7 million (US$116.9 million) as of June 30, 2021, representing a decrease of 1.1% from RMB763.0 million as of December 31, 2020.
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Loans receivable, net of credit impairment losses of RMB478.4 million (US$74.1 million), was RMB736.9 million (US$114.1 million) as of June 30, 2021, representing an increase of 11.3% from RMB662.2 million as of December 31, 2020.

•	Total interest income reached RMB82.6 million (US$12.8 million) in the first six months of 2021, representing an increase of 60.6% from RMB51.4 million in the same period of the prior year.
•	Net interest income reached RMB72.8 million (US$11.3 million) in the first six months of 2021, representing an increase of 80.0% from RMB40.4 million in the same period of the prior year.
•	Net profit was RMB70.7 million (US$10.9 million) in the first six months of 2021, representing an increase of 1,829.0% from RMB3.7 million in the same period of the prior year.
•	Earnings per American Depositary Share (“ADS”) was US$0.52 in the first six months of 2021 compared to US$0.02 in the same period of the prior year.

First Six Months 2021 Financial Results

Interest Income on Loans

Interest income on loans primarily consists of the accrued interest of Stage 3 credit-impaired loans. Accrued interest is the present value of the estimated future cash flows of credit-impaired loans expected to be recovered, discounted at the loan’s original effective interest rate. Interest income on loans for the first six months of 2021 increased by 60.6% to RMB82.6 million (US$12.8 million) from RMB51.4 million in the same period of the prior year. The increase was primarily attributable to the increase in the present value of interest receivable as a result of the loans approaching closer to the maturity date, while the principal amount slightly declined.

Interest Expense

Interest expenses on loans decreased to RMB9.5 million (US$1.5 million) for the first six months of 2021 from RMB10.8 million in the same period of the prior year. The decrease was mainly due to the repayment of loan principal by RMB10.0 million in the first six months of 2021, which resulted in a RMB1.3 million (US$0.2 million) decrease in the Company’s interest expenses on loans.

Net Interest Income

Net interest income for the first six months of 2021 was RMB72.8 million (US$11.3 million), representing an 80.0% increase from RMB40.4 million in the same period of the prior year.

Credit Impairment Losses

The Company maintains the allowance for loan losses, as presented in the financial statements, at a level it considers to be reasonable by management to absorb probable losses inherent in the loan portfolio as of each balance sheet date. The management evaluates the adequacy of the allowance for loan losses on a regular basis or more often as necessary. The allowance is based on the past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

There was an addition of credit impairment losses of RMB32.5 million for the first six months of 2020. The Company reversed the credit impairment losses to RMB0.4 million for the first six months of 2021. The reversal was primarily due to repayment of certain loan receivables to the Company during the first six months of 2021. Therefore, the Company reversed the over-provision of credit impairment losses recognised in the prior period. Although the economic and business environment for SMEs remained challenging and some of the Company’s loan customers were experiencing financial difficulty, the Company believed that the recoverability of loan was much more optimistic due to effective government controls of the epidemic and therefore no additional credit impairment loss was provided for the first six months of 2021. The Company assessed credit loss allowance on these credit-impaired loans based on an assessment of the recoverable cash flows under a range of scenarios, including the realization of any collateral held where appropriate. The loss provisions held represent the difference between the present value of the cash flows expected to be recovered, discounted at the instrument’s original effective interest rate, and the gross carrying value of the instrument prior to any credit impairment.

Operation Expenses

Operating expenses consisted solely of general and administrative expenses, which decreased from RMB4.3 million for the first six months of 2020 to RMB2.5 million (US$0.4 million) for the first six months of 2021. The decrease was primarily attributable to the Company’s efforts to control costs.

Net Profit and Earnings per ADS

As a result of the foregoing, net profit was RMB70.7 million (US$10.9 million) for the first six months of 2021, as compared to RMB3.7 million in the same period of the prior year.

Earnings per ADS for the first six months of 2021 was US$0.52, compared to US$0.02 in the same period of the prior year.

Balance Sheet

As of June 30, 2021, the Company had cash and restricted cash of RMB96,000 (US$15,000) compared to RMB97,000 as of December 31, 2020. Most cash deposits with the bank are frozen by court orders as the Company is involved in multiple legal proceedings, administrative proceedings, claims and other litigation as a result of overdue payments to service providers and loans payable to the lenders.

Loans receivable, net of credit impairment losses of RMB478.4 million (US$74.1 million), was RMB736.9 million (US$114.1 million) as of June 30, 2021, representing an increase of 11.3% from RMB662.2 million as of December 31, 2020, primarily due to accrual of interest. Accrued interest is the present value of the estimated future cash flows of credit-impaired loans expected to be recovered, discounted at the loan’s original effective interest rate.

As of December 31, 2020 and June 30, 2021, loans payable to third parties, related parties and shareholders, amounting to RMB161.6 million(US$25.0 million) are all overdue. Although certain loans payable were negotiated with new schedules of repayments, the Company is unable to fulfill those obligations due to liquidity issues.

Cash Flow

Net cash used by operating activities for the first six months of 2021 was RMB1,000 compared to RMB5,000 net cash used by operating activities in the same period of the prior year and the Company has very limited liquidity available to fulfill its obligations for the first six months of 2021.

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COVID-19

Since December 2019, COVID-19 has become widespread in China and many other countries. The epidemic has resulted in mandatory quarantines, travel restrictions, and the temporary closure of stores and facilities in China and other parts of the world, and certain areas remain subject to such heightened measures. In March 2020, the World Health Organization declared the COVID-19 a pandemic. As a company headquartered in Wuhan, the epicenter of the pandemic, with substantially all operating activities, revenues and workforce in Wuhan, the Company’s results of operations and financial outlook were materially and adversely affected by the outbreak of COVID-19 including, but not limited to, delays in loan payments and collection of accounts receivable, decrease in business development.

The outbreak of COVID-19 and the resulting widespread health crisis has also adversely affected economies and financial markets in China and globally, which could result in an economic downturn that could affect our operations and future revenue and operating results.

While the Company has undertaken a series of mitigating initiates and efforts to alleviate impact of COVID -19 on its business, including but not limited to, proactively working with its customers to collect payments and renegotiating of the repayment schedule with its creditors as well as carefully controlling its administrative expenses. There is no assurance that these initiatives and efforts will successfully mitigate the impact. In addition, the Company’s business operations could be disrupted if any of its employees is suspected of having or has COVID-19 or any other epidemic disease, since it could require the Company’s employees to be quarantined and/or its offices to be closed for disinfection or other remedial measures.

Although the COVID-19 epidemic appears to be contained in China, waves of new infections still occur from time to time. While vaccines for COVID-19 are being, and have been developed, there is no guarantee that any such vaccine will be effective, work as expected or be made available or will be accepted on a significant scale and in a timely manner. Furthermore, variations of virus were recently found on confirmed cases outside China. The outlook for COVID-19 remains fluid and its long-term implications on the Company’s business and results of operations are uncertain. The extent to which this outbreak impacts the Company’s results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information that may emerge concerning the severity of this outbreak and future actions, if any, to contain this outbreak or treat its impact, among others. The Company is closely monitoring the pandemic and its impact on the Company.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from Renminbi (“RMB”) into United States dollars for the convenience of the reader were calculated at the certified exchange rate of US$1.00 = RMB6.4566 on June 30, 2021 as set forth in the H.10 weekly statistical release of The Board of Governors of the Federal Reserve System. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2021, or at any other date. The percentages stated are calculated based on RMB amounts.

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About Dunxin

Dunxin is a licensed microfinance lender in Hubei Province, China. The Company has been granted a microfinance license by the Financial Affairs Office of the Hubei Provincial People’s Government to provide loans to individuals and SMEs. The Company was recognized as the Vice President Unit of China Micro-credit Companies Association under the China Banking Regulatory Commission in January 2017 and was a Member Unit of Hubei Micro-credit Company Association from December 2013 to December 2016. In October 2016, the Company was recognized as a “National Excellent Microfinance Company” by China Micro-credit Companies Association. The Company was named one of the “Top 100 Most Competitive Microfinance Companies in China” by China Microfinance Institution Association in 2014, 2015 and 2017. The Company has professional credit business experience in the microfinance industry in China. For more information, please visit the Company’s website at http://en.hbctxed.com/.

For additional information, please contact

Mr. Johnny Zhou

Chief Financial Officer

Telephone: +86-13917303401

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DUNXIN FINANCIAL HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in Thousands of Chinese Renminbi Yuan, except per share and per ADS amounts)

	For the six months ended June 30
	2020 RMB	2021 RMB	2021 US$

Interest income on loans	51,416	82,562	12,783
Interest expense:
Interest expenses on loans	(10,756)	(9,473)	(1,467)
Business related taxes and surcharges	(217)	(304)	(47)
Total interest expense	(10,973)	(9,777)	(1,514)

Net interest income	40,443	72,785	11,269
(Addition)/reversal of credit impairment losses	(32,490)	416	64
Net interest income after credit impairment losses	7,953	73,201	11,333

Operating costs and expenses
General and administrative	(4,287)	(2,502)	(387)
Total operating costs and expenses	(4,287)	(2,502)	(387)

Profit before income taxes	3,666	70,699	10,946
Income tax expense	-	-	-
Net profit	3,666	70,699	10,946

Other comprehensive income for the period:
Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China	36	(10)	(3)
Total comprehensive income for the period	3,702	70,689	10,943

Net profit attributable to:
Equity holders of the Company	2,932	56,558	7,856
Non-controlling interests	733	14,141	2,189
Net profit	3,665	70,699	10,945

Total comprehensive income attributable to:
Equity holders of the Company	2,962	56,551	8,754
Non-controlling interests	740	14,138	2,189
Total comprehensive income	3,702	70,689	10,943

Earnings per share - basic and diluted (in RMB)	*	0.07
Earnings per ADS - basic and diluted (in US$)	0.02	0.52

Weighted average shares outstanding in the period (‘000)	1,001,131	1,002,201
Weighted average ADS outstanding in the period (‘000)	20,857	20,879

One ADS represents 48 ordinary shares.

* Less than 0.01.

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DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Thousands of Chinese Renminbi Yuan)

	As of
	December 31,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$
		Unaudited	Unaudited

Assets
Current assets
Cash and restricted cash	97	96	15
Loans receivable, net of credit impairment losses	662,183	736,861	114,125
Prepaid expenses and others	809	841	130
Total current assets	663,089	737,798	114,270

Non-current assets
Property and equipment, net	45,153	43,665	6,763
Intangible asset	6	6	1
Total non-current assets	45,159	43,671	6,764

Total assets	708,248	781,469	121,034

Liabilities
Loans payable	171,569	161,569	25,024
Salary and benefit payable	7,660	8,507	1,318
Income taxes payable	32,477	32,477	5,030
Interest payable	36,122	45,594	7,062
Other payable	14,116	16,311	2,525
Total current liabilities	261,944	264,458	40,959

Shareholders’ equity
Capital and reserve attributable to equity holders of the Company
Share capital	326	326	50
Additional paid-in capital	383,174	383,174	59,346
Statutory reserve	18,706	18,706	2,897
General risk reserve	9,180	9,180	1,422
Foreign currency translation reserve	(27)	(20)	(2)
(Accumulated losses)/retained earnings	(54,316)	2,242	347
Non-controlling interests in equity	89,261	103,403	16,015
Total shareholders’ equity	446,304	517,011	80,075

Total equity and liabilities	708,248	781,469	121,034

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DUNXIN FINANCIAL HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of Chinese Renminbi Yuan)

	For the six months ended June 30,
	2020	2021	2021
	RMB	RMB	US$
Cash flows from operating activities:
Profit before income taxes	3,666	70,699	10,946
Adjustments for:
Depreciation of property and equipment	1,489	1,489	229
Amortization of intangible asset	-	-	-
Addition/(reversal) of credit impairment losses	32,490	(416)	(64)
Share-based compensation	70	-	-
Operating profit before working capital changes	37,715	71,772	11,111
Loan receivables	(51,065)	(74,262)	(11,498)
Prepaid expenses and others	(150)	(32)	(5)
Salary and benefit payable	1,974	847	131
Loan payable	-	(10,000)	(1,548)
Interest payable	10,557	9,472	1,466
Other payable	964	2,202	343
Cash used in operating activities	(5)	(1)	*
Income tax paid	-	-	-
Net cash used in operating activities	(5)	(1)	*

Net decrease in cash and restricted cash	(5)	(1)	*
Cash and restricted cash at beginning of the period	132	97	15
Exchange losses on cash and restricted cash	(36)	-	-
Cash and restricted cash at end of the period	91	96	15

* Less than US$1,000.

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